1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 13, 2012

VIA SECURE EMAIL PORTAL AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

Registration Statement on Form N-2

Confidentially Submitted: May 14, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), has today submitted with the Securities and Exchange Commission (the “Commission”) for confidential non-public review Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) in a letter dated June 13, 2012 from Mr. Edward P. Bartz, Staff Attorney, to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as submitted and marked with the changes from the original submission of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Prospectus Summary

WhiteHorse Finance

1.	The fourth paragraph of this section describes the characteristics of the loans and notes held in the Fund’s existing investment portfolio. Please also disclose the credit quality of these investments, and include the term “junk bonds” in describing the loans and notes that are rated below investment-grade. Please also describe the speculative nature of these types of investments. Additionally, please describe the Fund’s policies regarding the anticipated credit quality and maturity of its future investments.

US Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San  Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris   ASIA  Beijing  Hong Kong

Edward P. Bartz July 13, 2012 Page 2

Response:

As requested, the Fund has included the following language in its description of its existing investments and in the investments in which it intends to invest in the future, “We have invested, and expect in the future to invest, in securities that are rated below investment grade by rating agencies or that may be rated below investment grade if they were so rated. Below investment grade securities, which are often referred to as ‘junk bonds,’ are viewed as speculative investments because of concerns with respect to the issuer’s capacity to pay interest and repay principal.” The Fund has also included the following language in relation to the maturity of its future investments, that they “ typically carry a floating interest rate based on LIBOR and have a term of three to six years.”

2.	The fourth paragraph also provides statistics regarding the average size, yield to maturity, and weighted average remaining term of the nine debt instruments held in the existing investment portfolio. Please also describe the high and low ranges for the size, yield to maturity, and remaining term of each of these nine investments.

Response:

As requested, the Fund has added additional summary disclosure regarding its existing investment portfolio in terms of the range of investment size, yield to maturity and remaining term.

H.I.G. Capital

3.	This section, as well as the sections titled “Our Investment Adviser,” “Market Opportunity” and “Competitive Strengths” that follow, are extremely detailed for the summary portion of the prospectus. Please either provide a more abbreviated narrative for these sections, or move these sections to more appropriate locations in the prospectus.

Response:

As requested, the Fund has streamlined its disclosure under the subheadings “H.I.G. Capital,” “Market Opportunity” and “Competitive Strengths” in the Prospectus Summary. The language omitted from the Prospectus Summary still appears under the caption “The Company.”

Edward P. Bartz July 13, 2012 Page 3

Our Investment Adviser

4.	The second paragraph of this section states that H.I.G. Capital is obligated to allocate investment opportunities among its managed affiliates in accordance with its allocation policy. Additionally, on page 5 of the prospectus, disclosure provides that, as part of the BDC Conversion, the existing members of WhiteHorse Finance, LLC will receive shares of common stock in the Fund in exchange for the limited liability company interests they currently own in WhiteHorse Finance, LLC. Please provide an analysis of these transactions under Section 57 of the Investment Company Act of 1940 (the “1940 Act”), including a discussion of whether an exemption from the provisions of this Section is necessary.

Response:

The Fund respectfully submits that the allocation policies to be implemented by WhiteHorse Advisers, the Fund’s investment adviser, and its affiliates, including H.I.G. Capital, do not require exemptive relief under Section 57 of the 1940 Act as currently contemplated. As noted in the “Prospectus Summary – Conflicts of Interest”:

“In situations where co-investment with other accounts managed by our investment adviser or its affiliates is not permitted or appropriate, H.I.G. Capital and our investment adviser will need to decide which client will proceed with the investment. Our investment adviser’s allocation policy provides, in such circumstances, for investments to be allocated on a random or rotational basis to assure that all clients have fair and equitable access to such investment opportunities. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a fund managed by our investment adviser or its affiliates has previously invested.”

The Fund intends to rely initially upon existing Staff interpretive guidance regarding rotational and random allocation processes and upon supplemental guidance with respect to permissible allocation methodologies. See, e.g., Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000). As discussed in response to Comment 31 below, the Fund, the investment adviser, H.I.G. Capital and affiliates of H.I.G. Capital may elect in the future to submit an application for exemptive relief with respect to co-investing, but no such determination has been made at this time.

With respect to the BDC Conversion, existing members of WhiteHorse Finance, LLC will receive shares of common stock in the Fund in exchange for the limited liability company interests they currently own in WhiteHorse Finance, LLC. This conversion from a Delaware limited liability company into a Delaware corporation will occur by action of law through the filing of a certificate of conversion with the Secretary of State of the State of Delaware. The Fund does not

Edward P. Bartz July 13, 2012 Page 4

believe that this conversion is a transaction subject to Section 57 of the 1940 Act for two reasons. First, the BDC Conversion will occur by action of law, will not require any issuance or exchange of securities by the Fund, and will not require an investment decision by members in WhiteHorse Finance, LLC. In the absence of an investment decision, the conversion of liability interests in WhiteHorse Finance, LLC into shares of common stock under state law will not constitute a “transaction” subject to Section 57 of the 1940 Act. Second, at the time the BDC Conversion occurs, WhiteHorse Finance, LLC will not yet have filed an election to be treated as a business development company on Form N-54A and, consequently, the Fund will not yet be subject to Section 57 pursuant to Section 6(f) of the 1940 Act. For these reasons, the Fund respectfully submits that the implementation of the BDC Conversion does not require exemptive relief under Section 57 of the 1940 Act.

Formation Transactions

5.	Our Formation. This paragraph states that an independent third-party valuation firm was used to determine the fair value of the contributed assets. Please identify the third-party valuation firm in this section, and file a copy of the valuation and the consent of the third-party valuation firm as exhibits to the registration statement. See Section 7(a) of the Securities Act of 1933 (the “Securities Act”) and Item 25.2.n of Form N-2.

Response:

In the Formation Transaction, two private investment funds, H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (together, the “Contributing Funds”), both of which are managed by an affiliate of the Fund’s investment adviser, capitalized the Fund through contributions of assets for which they received consideration in the form of limited liability company interests in the Fund. In connection with the Formation Transaction, the investment adviser provided to the general partner of each Contributing Fund an analysis of the fair value of each asset contributed to the Fund. In addition, to assist the Contributing Funds in their analysis of the Formation Transaction, an affiliate of the investment adviser engaged a nationally recognized independent valuation firm to provide additional, independent input regarding the fair value of such contributed assets, other than those assets which had been recently acquired from an independent third party seller in an arm’s length transaction. The analytical input provided by such valuation firm served as one factor considered by the Contributing Funds and their investment adviser in evaluating the Formation Transaction but was not a dispositive factor. Such analysis, together with analyses of the Fund’s proposed fee arrangements, corporate governance structure, liquidity profile and other factors, were considered by the general partners of the Contributing Funds and their investment adviser before they decided to proceed with the Formation Transaction. At this time, the valuations obtained from such valuation firm are more than five months old and will be still more dated at the time of the proposed initial public offering of shares of common stock (the “Offering”) by the Fund.

Edward P. Bartz July 13, 2012 Page 5

Moreover, it is the intention of the Fund and the Fund’s investment adviser to update the fair values at which such assets are carried on the Fund’s balance sheet through a process described in detail in the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments.” The Fund respectfully submits that it is these updated fair values, to be determined by the Fund’s board of directors, and not fair values determined several months ago by a third party, to which prospective investors in the Offering should direct their attention in making an investment decision.

For the reasons discussed below, the Fund further submits that disclosing the name of this independent valuation firm will only increase the cost to the board of directors of the Fund of obtaining independent valuation data in the future, without any corresponding improvement in the quality of such information for the benefit of investors and stockholders. First, public disclosure of the valuation firm’s name would, at a minimum, cause such valuation firm to seek additional compensation from the Fund, which amount would be borne indirectly by the stockholders in the Fund. Even without any such increases, the cost of such valuations renders them of marginal value to the board of directors, particularly with respect to smaller investments. Second, such valuation firm may refuse to be named or to consent to be named as an expert in the prospectus and may refuse to act as a valuation agent for the board of directors under such conditions in the future. Third, the Fund is concerned that disclosing the name of such valuation firm could mislead investors by implying that stockholders in the Fund could obtain or rely upon future valuation reports provided to the Fund’s board of directors by an independent valuation firm. The Fund’s public stockholders will not receive, and will have no basis to assert reliance upon, the analytical data provided from time to time to the Fund’s board of directors by independent valuation firms.

Consistent with the requirements of the 1940 Act, the regulations promulgated thereunder and the related accounting literature, the fair value of the Fund’s assets will be determined by its board of directors and not by the Fund’s investment adviser or by independent, third party valuation agents. Accordingly, the Fund respectfully submits that it would be inappropriate to name the valuation firm retained by an affiliate of the Fund’s investment adviser in connection with the Formation Transaction in the Fund’s public disclosure, and that such disclosure would ultimately harm investors by potentially depriving the Fund’s board of directors of an important source of comparative valuation data that it could otherwise use in determining the fair value of the Fund’s assets in the future.

Use of Leverage

6.	The first paragraph of this section provides that the Fund expects to use leverage consistent with the rules and regulations under the 1940 Act. Please describe how much leverage the Fund is permitted to use, as well as how much leverage the Fund expects to use, under the 1940 Act.

Edward P. Bartz July 13, 2012 Page 6

Response:

As requested, the Fund has added to this section a discussion of the extent to which it is permitted to use leverage consistent with the rules and regulations under the 1940 Act. With respect to the Fund’s intentions regarding the use of leverage, the Fund is finalizing the terms of a proposed credit facility at this time. As soon as such terms are agreed, the Fund will amend its disclosure to provide all of the material terms of the proposed credit facility, including the amount of debt that it may incur. The Fund undertakes to provide such disclosure, including anticipated leverage levels at the time of the Offering, for review by the Staff in an amendment to the Registration Statement prior to the commencement of the road show in connection with the Offering.

The Offering

Concurrent Private Placement

7.	Please provide in this section a description of the registration rights discussed on page 90 of the draft registration statement. Also, please disclose the length of the lock-up period for the shares being offered in the Concurrent Private Placement.

Response:

As requested, the Fund has provided under the caption “Concurrent Private Placement” a description of the registration rights discussed on page 90 of the Registration Statement. The Fund anticipates that shares of common stock acquired by investors in the Concurrent Private Placement, if any, will be subject to a 180-day lock-up agreement with the underwriters of the Offering.

Investment Advisory Agreement

8.	This section describes the Investment Advisory Agreement with WhiteHorse Advisers. Please also disclose the interim investment advisory agreement with Bayside Capital, Inc., referenced on page F-13 in Note 5 to the Financial Statements.

Response:

The Fund notes that the obligation of Bayside Capital, Inc. to provide investment advisory services under its interim advisory agreement will expire by its terms upon the pricing of the Offering, and the Investment Advisory Agreement will take effect at that time. The interim investment advisory agreement serves only to govern the relationship between the interim investment adviser and the Fund prior to the Offering and will not affect investors in the Offering.

Edward P. Bartz July 13, 2012 Page 7

Hence, the terms of such agreement are not material to an investment decision in Fund’s common stock. Moreover, the Fund believes that inclusion in the Registration Statement of a discussion of the interim investment advisory agreement, which is similar but not identical in its terms to the Investment Advisory Agreement, would be confusing and potentially misleading to investors in the Offering. Accordingly, the Fund respectfully submits that it is not appropriate to disclose the terms of the interim advisory agreement in the Registration Statement beyond the extent to which the existence of such agreement has already been disclosed.

Use of Proceeds

9.	The second paragraph of this section states that it is anticipated that substantially all of the net proceeds of the offering will be invested within six to twelve months of the closing of the offering. Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

Response:

As requested, the Fund has added additional disclosure regarding the speed with which it intends to invest the net proceeds of the Offering. However, because the Fund does not intend to invest in securities that are traded on a securities exchange or for which there is public information available, the Fund expects that its investment adviser will need to conduct extensive due diligence and to negotiate individualized terms prior to entering into each investment. As a result, the Fund anticipates that it will take between six and twelve months to invest the net proceeds of the Offering, and the Fund has added additional disclosure under the caption “Use of Proceeds” to that effect. The Fund believes that this rate of investment is consistent with the 1940 Act and the expectations of the Staff generally with respect to investments by business development companies. For instance, Guide 1 to Form N-2 contemplates a business development company taking up to two years to become fully invested in a manner consistent with its investment objectives.

Distributions

10.	This section states that the Fund intends to make quarterly distributions to its stockholders out of assets legally available for distribution. Please add disclosure that these distributions may include a return of capital, which represents a return of the stockholder’s initial investment in the Fund. Please also describe the short term and long term tax implications for stockholders that result from a return of capital.

Edward P. Bartz July 13, 2012 Page 8

Response:

As requested, the Fund has added disclosure in the Prospectus Summary and in the section captioned “Distributions” to the effect that a portion of its distributions may include a return of capital, which would represent a return of its stockholders’ initial investment in the Fund, together with a description of the short-term and long-term implications of such a return of capital, if any. With regard to the tax implications of such a return of capital, in the short term a return of capital is not taxed to an investor but would require the investor to reduce the tax basis of his or her shares by the amount of the return of capital, which would will result in either a larger gain or a lower loss for tax purposes on the subsequent sale of the shares.

Investment Advisory Agreement

11.	The second paragraph of this section provides for an annual base management fee of 2% of the Fund’s gross assets. Please also describe this fee on the basis of the Fund’s net assets. Additionally, please define “gross assets” and disclose whether it includes cash and cash equivalents.

Response:

As requested, the Fund has added a description of the base management fee under the Investment Advisory Agreement calculated on the basis of the Fund’s expected net assets. In addition, the Fund has disclosed in this section and elsewhere in the prospectus the meaning of the term “gross assets” and the fact that such term includes uninvested cash and cash equivalents.

Fees and Expenses

12.	The fee table shows the Fund’s annual expenses, including a base management fee of 2%. Since footnote (4) to the fee table states that the base management fee is based on the Fund’s gross assets, and since the fee table requires that annual fees be provided as a percentage of net assets, please revise the fee table to state the Fund’s base management fee as a percentage of net assets. See Item 3.1 of Form N-2.

Response:

As requested, the Fund has disclosed the base management fee in the fee table as a percentage of net assets.

13.	The table of annual expenses provides “Estimated annual expenses” and “Total annual expenses (estimated).” Please delete the word “estimated” from both of these lines. See Item 3.1 of Form N-2.

Edward P. Bartz July 13, 2012 Page 9

Response:

As requested, the Fund has deleted the term “estimated” from the line item “Annual expenses” and “Total annual expenses” in the fee table. The Fund notes, however, that both of these items necessarily include estimates at this stage of the Fund’s existence. Accordingly, the Fund has included a statement to that effect in the footnotes to the fee table.

14.	We note that most of the information in the table of fees and expenses is incomplete. Please provide us with the details of the Fund’s fees and expenses as soon as they are available.

Response:

The Fund acknowledges the Staff’s comment and undertakes to provide the Staff with the complete details of the Fund’s fees and expenses as soon as they are available and, in any event, prior to the commencement of any road show with respect to the Offering.

Example

15.	This example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please add an additional line item to the example showing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.

Response:

As requested, the Company has provided additional disclosure to the example showing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee. The Fund acknowledges the Staff’s intent to provide potential investors with meaningful disclosure regarding the upper range of incentive fees that may be paid to the investment adviser. The Fund notes supplementally, however, that the scenario suggested by this example (with capital gains comprising 100% of the Fund’s return for purposes of calculating the incentive fee under the Investment Advisory Agreement) is unlikely to occur given the Fund’s strategy of investing primarily in fixed income assets. Accordingly, the Fund has added disclosure to that effect following the example so as to avoid potentially misleading investors.

Edward P. Bartz July 13, 2012 Page 10

Risk Factors

Risks Relating to our Business and Structure

16.	Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional debt or equity capital. The fourth paragraph of this section states that the Fund may seek to securitize its loans, and in doing so may create a wholly owned subsidiary, and subsequently sell interests in the subsidiary. Please explain to us whether the subsidiary will continue to be wholly-owned once interests in the subsidiary have been sold. In addition, please explain to us the Fund’s accounting treatment of such an entity, and whether the Fund’s financial statements would be consolidated with those of the subsidiary.

Response:

As disclosed in the response to comment 6 above, the Fund is currently negotiating a credit facility with a prospective lender for purposes of obtaining financing for the Fund. While the details of this proposed credit facility remain subject to negotiation, the Fund expects that it will take the form of a loan to a newly formed special purpose entity that will be a wholly owned subsidiary of the Fund. It is currently anticipated that the indebtedness of such subsidiary will be consolidated on the financial statements of the Fund and the Fund will “look through” this subsidiary for purposes of monitoring its compliance with the requirements of the 1940 Act in a manner consistent with the practice of other business development companies with similar financing arrangements.

With respect to the statement that the Fund may seek to securitize its loans, and in doing so may create a wholly owned subsidiary, there are no current plans to do so. In the event that the Fund elects to do so, the Fund will look to relevant accounting standards and interpretative guidance, including ASC 946, with regard to consolidation principles.

Risks Related to our Investments

17.	Investments in securities of foreign companies, if any, may involve significant risks in addition to the risks inherent in U.S. investments. Please explain to us whether investments in securities of foreign companies will be a principal investment strategy of the Fund and, if so, provide appropriate disclosure in the Investment Strategy section of the Prospectus Summary.

Edward P. Bartz July 13, 2012 Page 11

Response:

Investing in securities issued by foreign companies will not be a principal investment strategy of the Fund. From time to time, however, the Fund may invest in securities issued by non-U.S. companies consistent with the flexibility afforded to business development companies under Section 55 of the 1940 Act.

Use of Proceeds

18.	The second paragraph of this section provides that, immediately prior to the closing of the offering, the Fund will sell shares of common stock to directors, officers, the investment adviser and the managers of the adviser in a private placement. Please confirm to us supplementally that this sale is the Concurrent Private Placement described on Page 69 of the prospectus. Additionally, please add disclosure in this section that these shares will be sold at the initial public offering price per share, with the proceeds of such sale going to the Fund.

Response:

As requested, the Fund hereby confirms that the contemplated sale of shares of common stock of the Fund to directors, officers, the investment adviser and the managers of the adviser in a private placement described under the caption “Use of Proceeds” is the Concurrent Private Placement described on Page 69 of the prospectus. The Fund notes supplementally that the size of the Concurrent Private Placement and the identity of persons who will participate in it have not yet been determined. These details will depend, to some extent, on market conditions at the time of the Offering. As requested, the Fund has added disclosure to the effect that any shares sold in the Concurrent Private Placement will be sold at the initial public offering price per share in the Offering. Additionally, the disclosure under “Use of Proceeds” confirms that the proceeds of such sale will go to the Fund.

Capitalization

19.	The capitalization table shows the Fund’s balance sheet information as of January 1, 2012. Please confirm to us that the Fund will provide a more current capitalization table when it files an amended registration statement.

Response:

As requested, the Fund has updated the financial information regarding the Fund and the Offering in the capitalization table in Amendment No. 1 and hereby undertakes to continue to update such financial information in accordance with the requirements of Regulation S-X under the Exchange Act.

Edward P. Bartz July 13, 2012 Page 12

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Small Business Investment Company

20.	Disclosure in this section provides that an affiliate of the Fund may apply for a license to form a Small Business Investment Company, or SBIC. Please advise us whether the SBIC license may be transferred to a wholly-owned subsidiary of the Fund already in existence and, if so, whether the subsidiary’s financial statements will be consolidated with the Fund’s prior to the time that the subsidiary becomes licensed as an SBIC.

Response:

The Fund has disclosed in the prospectus that it may seek to obtain a license from the Small Business Administration to form an SBIC because that is a strategy that is under consideration by the Fund and its investment adviser at this time. No such license application has yet been filed, and the Fund has not made any determination to move forward with such an application. Moreover, neither the Fund nor its investment adviser have considered the structuring implications of an SBIC, including the identity of the SBIC applicant, if any, and the manner in which such SBIC would prepare its financial statements. If the Fund does apply for an SBIC license, directly or through a subsidiary, it anticipates that it would prepare its financial statements and those of its subsidiaries in a manner consistent with ACS 946, the relevant accounting policies enunciated by the Staff and market practice.

The Company

Managerial Assistance

21.

This section states that the Fund may receive fees for managerial assistance provided to portfolio companies, subject to reimbursement of the administrator for providing such managerial assistance on the Fund’s behalf. In your response to this letter, please address the issue of whether it is appropriate for the managers of BDCs to obtain fee income for providing managerial assistance. The legislative history of the Small Business Investment Incentive Act of 1980 indicates that it was the intent of Congress to liberalize the treatment of venture capital investment companies to permit incentive compensation because of the managerial assistance such managers provided small businesses. BDC managers were permitted to receive incentive compensation in the form of an incentive fee (for external

Edward P. Bartz July 13, 2012 Page 13

managers) or stock options (in the case of internal managers) to bring their expertise to fledgling or foundering companies. Please explain to us why it is appropriate for BDC managers or their affiliates to receive both incentive compensation and fees for providing the assistance that was the justification for allowance of incentive compensation in the first place.

Response:

As disclosed under “The Company – Managerial Assistance,” the Fund, as a business development company, will be required under the 1940 Act to offer, and must provide upon request, managerial assistance to its portfolio companies. In the event that a portfolio company of the Fund requests managerial assistance, the Fund anticipates, and has included disclosure to the effect, that WhiteHorse Administration, the Fund’s administrator, would provide such managerial assistance on behalf of the Fund. The Fund’s administrator is an affiliate of the Fund’s investment adviser.

Depending on the circumstances of such managerial assistance, the Fund may charge a fee to its portfolio companies for the provision of such services. In this regard, however, the administrator would not receive any compensation other than reimbursement for its direct out-of-pocket costs in providing such managerial assistance, without any mark-up. Accordingly, the investment adviser and its affiliates will not derive any compensation from the provision of such managerial assistance on behalf of the Fund other than through incentive fees earned in respect of fees received by the Fund, as provided by the terms of the Investment Advisory Agreement.

Portfolio Companies

22.	For each investment in the existing investment portfolio, please disclose, either within the description of the securities in the Schedule of Investments or as a narrative, the following information for the past three years:

•	Whether the investment is on partial or non-accrual of income;

•	if the security is on partial or non-accrual of income, a full description of the reasons why income is not being accrued at the full coupon rate;

•	whether there has been a material change to the creditworthiness of the borrower;

•	whether the type of income being accrued is cash, non-cash (original issue discount or payment in kind), or a combination of types; and

•	whether the investment has been restructured in any way since its initial offering, such as a change in interest rate, maturity date, or type of interest.

Edward P. Bartz July 13, 2012 Page 14

In addition, please provide a more current (unaudited) schedule of investments dated closer to the anticipated effectiveness date of the registration statement.

Response:

The schedule of investments in Amendment No. 1 has been updated through March 31, 2012, and the Fund undertakes to continue to update the financial information in the prospectus, including the schedule of investments, as required by Regulation S-X under the Exchange Act. As of January 1, 2012 and March 31, 2012, the Fund held no positions that were non-accrual.

The Fund has included in the schedule of investments the nature of each investment, including whether the investment pays currently in cash or on a deferred basis. Consistent with market practice, the Fund expects to provide information regarding non-accruals and changes in the creditworthiness of its borrowers on an aggregated basis.

Additionally, the Fund has included a placeholder in Amendment No. 1 for disclosure of a grading system for investments that we anticipate including in subsequent submissions. We anticipate that this disclosure will include ratings information consistent with the disclosure provided by other business development companies.

Management of the Company

Directors

23.	Please disclose any directorships held by each of the Fund’s directors during the past five years. See Item 18.6(b) of Form N-2.

Response:

None of our directors has served on the board of directors of a public company during the past five years.

Certain Relationships

Co-Investment Opportunities

24.	This section states that the Fund expects to co-invest on a concurrent basis with other affiliates unless doing so is impermissible with existing regulatory guidance and applicable regulations. Please inform us what regulatory guidance and applicable regulations are referenced.

Edward P. Bartz July 13, 2012 Page 15

Response:

As noted in the response to Comment 4 above, the Fund intends to co-invest, if at all, only in a manner consistent with 1940 Act and the regulations promulgated thereunder. For example, the investment adviser may allocate investment opportunities among funds over which it has investment discretion on a random or rotational basis to assure that all clients have fair and equitable access to investment opportunities. Except in certain limited circumstances, the Fund will be unable to invest in any issuer in which a fund managed by the investment adviser or its affiliates has previously invested. The Fund also intends to rely initially upon existing Staff interpretive guidance regarding investment allocation. See, e.g., Massachusetts Mutual Life Insurance Company. (pub. avail. June 7, 2000). As discussed in response to Comment 31 below, the Fund, the investment adviser, H.I.G. Capital and affiliates of H.I.G. Capital may elect in the future to submit to the Staff an application for exemptive relief with respect to co-investing, but no such determination has been made at this time.

Description of Shares

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws

25.	This section discusses provisions of the Fund’s certificate of incorporation and by-laws that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of the Fund’s stockholders. Please provide the rationale for adopting these provisions, and discuss whether the board of directors has considered these provisions and determined that they are in the best interest of shareholders. See Guide 3 to Form N-2.

Response:

The Fund’s charter documents contemplate that the terms of directors on the Fund’s board of directors will be staggered and that our board of directors is authorized to classify or reclassify shares of our preferred stock in one or more classes or series, to cause the issuance of additional shares of our stock and to amend our certificate of incorporation, without stockholder approval, to increase or decrease the number of shares of stock that the Fund has authority to issue. These provisions are generally perceived to enhance the continuity of management of the Fund, but would not ultimately preclude a change of control of the Fund or the addition of directors to the board of directors of the Fund by persons representing other interests or stockholder groups. Additionally, we are subject to Section 203 of the Delaware General Corporation Law (“Section 203”), subject to any applicable requirements of the 1940 Act, which includes prohibitions on certain business combinations.

Edward P. Bartz July 13, 2012 Page 16

The board of directors of the Fund at this time consists only of directors who are not independent for purposes of the Securities Act and the listing requirements of the national securities exchanges and who are interested directors for purposes of the 1940 Act. The Fund anticipates holding an organizational board meeting in the next few weeks, at which time several non-interested, independent directors are expected to be elected to serve as directors of the Fund. At that time, the board of directors of the Fund will consider, and if appropriate, adopt these provisions. The Fund hereby undertakes to supplement its response to this comment after that meeting so as to inform the Staff whether the Fund’s board of directors, including a majority of non-interested directors considered these provisions and determined them to be in the best interest of the Fund’s stockholders.

Shares Eligible for Future Sale

Registration Rights

26.	This section provides that the holders of shares purchased in the Concurrent Private Placement will receive registration rights that will entitle them to make demands on the Fund to register their shares under the Securities Act. Please clarify the disclosure in this section by describing the allocation of costs between the Fund’s shareholders and holders of the shares to be registered, including any professional fees, printing costs, SEC fees, and so on. In addition, please describe in the risk section of the prospectus the potential impact which this share “overhang” may have on the market price of Fund shares, and on the Fund’s ability to raise additional capital.

Response:

As requested, the Fund has supplemented its disclosure regarding the registration rights granted to investors in the Concurrent Private Placement to describe the allocation of costs between the Fund’s stockholders generally and investors in the Concurrent Private Placement benefitting from such registration rights in particular, including professional fees, printing costs, SEC registration fees and so forth. In addition, the Fund has included a discussion under “Risk Factors – Risks relating to this Offering – Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock” and under “Shares Eligible for Future Resale – Registration Rights regarding the potential impact which an “overhang” of unregistered shares may have on the market price of the Fund’s shares and on its ability to raise additional capital.

Edward P. Bartz July 13, 2012 Page 17

JOBS ACT COMMENTS

27.	Please advise us whether the Fund will take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. If the Fund elects to take advantage of the extended transition period, please add appropriate disclosure to the registration statement.

Response:

The Fund intends to take advantage of the extended transition period provided to emerging growth companies in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. As requested, the Fund has added appropriate disclosure to the registration statement concerning this election by the Fund.

28.	Please advise us whether the Fund intends to conduct a “road show” as defined in Rule 433(h)(4) under the Securities Act.

Response:

The Fund intends to conduct a “road show,” as such term is defined in Rule 433(h)(4) under the Securities Act. Accordingly, the Fund hereby undertakes to file publicly with the Commission the Registration Statement and all amendments to the Registration Statement initially submitted to the Staff for confidential review not later than 21 days before the date on which such road show commences.

GENERAL COMMENTS

29.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:

The Fund acknowledges the Staff’s comment.

30.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Edward P. Bartz July 13, 2012 Page 18

Response:

The Fund acknowledges the Staff’s comment and undertakes to identify the information, if any, that it intends to omit from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

31.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Fund has not submitted any application for exemptive relief or no-action request in connection with the Registration Statement, nor does it contemplate making any such application or request at this time.

32.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment and is proceeding accordingly. Today, the Fund is submitting to the Staff for confidential review Amendment No. 1, which reflects the Fund’s modifications to the Registration Statement in response to the Staff’s comments set forth in the letter dated June 13, 2012 from Edward P. Bartz to Thomas J. Friedmann.

33.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its submissions and filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

Edward P. Bartz July 13, 2012 Page 19

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Richard Siegel, WhiteHorse Finance, LLC

Paul K. Risko and John A. MacKinnon, Sidley Austin LLP

David Harris and Richard Hervey, Dechert LLP

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